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EDWIN BATISTA

edwin.batista@dechert.com

+1 617 728 7165 Direct

+1 617 275 8364 Fax

February 21, 2023

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Registrant”)

Post-Effective Amendment No. 170

(File Nos. 333-5852 and 811-4676)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 170 to the Registrant’s registration statement on Form N-1A. PEA No. 170 was filed in connection with certain changes being made to Harbor Convertible Securities Fund (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 170.

COMMENT 1:

(Prospectus and SAI)

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this statement.

February 21, 2023 Page 2

COMMENT 2:	(Prospectus and SAI) The Staff notes that the comments apply to similar disclosures throughout, as applicable.

Response:	The Registrant acknowledges this statement and has responded accordingly.

COMMENT 3:	(Prospectus and SAI) Please confirm that the Registrant’s Rule 485(b) filing will be complete (i.e., all bracketed/blank information will be completed).

Response:	The Registrant confirms that its Rule 485(b) filing will be complete.

COMMENT 4:

(Prospectus and SAI)

If the Registrant determines to decline a comment, please explain why in a response letter and include well-reasoned and detailed legal analysis in support of the Registrant’s views.

Response:	The Registrant acknowledges this request and has responded accordingly.

COMMENT 5:

(Prospectus and SAI)

The Staff notes that the Registrant is making material changes to the Fund, including changes to its principal investment strategy, risks and subadviser. With respect to the changes in the Fund’s, strategy, risks and subadviser, please supplementally explain why the Board of Trustees (“Board” or “Trustees”) believes these changes are consistent with its fiduciary duty and in the best interest of shareholders who did not vote for these changes. Describe the information the Board considered and how it weighed the information in arriving at its position.

Response:	The Registrant notes that a meeting of the Board was held on November 13-14, 2022, at which the Board considered the proposed changes to the Fund’s investment strategy, risks and subadviser. In considering the approval of these matters, the Trustees evaluated a number of factors relevant to their determination. They did not identify any single factor as all-important or controlling, and individual Trustees did not necessarily attribute the same weight or importance to each factor.

February 21, 2023 Page 3

The Board considered that, given the lack of a reasonable, viable commercial growth path for the Fund due to underperformance of the Fund relative to its peers and benchmark index over the long-term, Harbor Capital determined that a change in subadviser would better enable the Fund to fulfill Harbor Capital’s goal of offering a vibrant, competitively priced, actively managed Fund that could serve shareholders over the long term and gain additional traction in the marketplace. The Board further considered that Harbor Capital believes that the hiring of BlueCove Limited (“BlueCove”) offers the Fund and its shareholders the opportunity for attractive risk-adjusted returns over the long term. The Board further considered that Harbor Capital believes that BlueCove’s record as a strong partner to Harbor Capital would place the Fund in a better position to continue to grow and remain viable for shareholders over the long term.

The Trustees considered that, in considering potential replacement subadvisers, Harbor Capital conducted research on asset managers across the fixed income universe and also relied on knowledge built from its ongoing monitoring of BlueCove, as an existing Harbor Funds subadviser, and other comparable managers. That research led to the identification of BlueCove as a firm in which Harbor Capital has a high degree of investment conviction. Harbor Capital believes that BlueCove will provide the investment approach needed to help the Fund become both sustainable and vibrant over the long term. At a meeting held on November 13-14, 2022, the Trustees received presentations by (i) Harbor Capital regarding its recommendation, and (ii) BlueCove regarding the firm’s experience, investment philosophy and process, operational and trading capabilities, and BlueCove’s proposed approach to managing the Fund’s assets, among other things.

The Trustees considered that, in connection with the changes, the contractual rate of the advisory fee payable by the Fund to the Adviser would be reduced from 0.65% to 0.50% annually as a percentage of the Fund’s average daily net assets.

As a result of their deliberations, the Board determined to approve the proposed changes. The Board believes these changes are consistent with its fiduciary duty and in the best interest of shareholders because the changes are designed to lower fees for shareholders while continuing to provide investors with a convertible securities strategy in which the Adviser has a high degree of investment conviction.

February 21, 2023 Page 4

The Board also noted that shareholders would be provided with approximately three months of notice before the transition of the Fund would take place. The Board noted that this notice period would afford shareholders a substantial opportunity to carefully evaluate the proposed new direction of the Fund before making a decision as to whether to redeem or remain in the Fund prior to the Fund actually converting to its new approach.

COMMENT 6:	(Prospectus and SAI) Please supplementally explain why the Adviser believes these changes are consistent with its fiduciary duty.

Response:	The Adviser believes these changes are consistent with its fiduciary duty for the same reasons discussed above with respect to the Board.

COMMENT 7:

(Prospectus and SAI)

The Staff notes supplements to the Fund’s summary prospectus, prospectus and statement of additional information were filed via EDGAR on December 1, 2022. Please supplementally confirm if these supplements were mailed to shareholders. Please further describe if there was another form of notice of these changes provided to shareholders.

Response:	The summary prospectus supplement was distributed to shareholders on December 1, 2022, via mail or electronically, depending on how each particular shareholder typically receives fund documents consistent with relevant Commission guidance. In addition to the foregoing, the Registrant distributed an information statement to shareholders on December 10, 2022, electronically, and on December 16, 2022, via mail, containing information about the new subadvisory agreement and the factors considered by the Board in approving the agreements.

February 21, 2023 Page 5

COMMENT 8:	(Prospectus and SAI) Please explain what percentage of the Fund’s portfolio will be repositioned as a result of these changes.

Response:	Approximately 75% of the Fund’s portfolio will be repositioned in connection with the subadviser change.

COMMENT 9:

(Prospectus and SAI)

Please confirm whether any shareholders have contacted the Registrant or any intermediaries regarding the changes. Please describe the nature of communications, including whether anyone has expressed displeasure or disagreement with the planned changes or threatened legal action.

Response:	The Registrant confirms that as of the date of this letter, no shareholders have contacted the Registrant regarding the proposed changes. The Registrant is not aware of shareholders contacting intermediaries about the change.

COMMENT 10:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Principal Investment Strategy” section for Harbor Capital Appreciation Fund states that “[a]s part of its investment process, the Subadviser considers environmental, social and governance (“ESG”) factors that it believes may have a material impact on an issuer and the value of its securities. As a result, the key ESG considerations may vary depending on the industry, sector, geographic region or other factors and the core business of each issuer.” Please explain if this disclosure is meant to apply to all investments made by Harbor Capital Appreciation Fund. If so, please disclose that an investment could be made in a company by Harbor Capital Appreciation Fund that scores poorly on ESG criteria if it scores well on other criteria.

Response:	The Registrant has added risk disclosure to address this comment as set forth in Comment 11 below.

COMMENT 11:

(Prospectus – Fund Summary – Principal Risks)

Please consider adding attendant Item 4 risk disclosure pertaining to ESG investing for Harbor Capital Appreciation Fund or explain to the Staff why such disclosure is not necessary.

February 21, 2023 Page 6

Response:

The Registrant has incorporated this comment by adding the following disclosure to the “Principal Risks” section for Harbor Capital Appreciation Fund:

ESG Factors Risk: The consideration of ESG factors by the Subadvisor and/or Advisor, as applicable, could cause the Fund to perform differently than other funds. ESG factors are not the only consideration used by the Subadvisor and/or Advisor, as applicable, in making investment decisions for the Fund and the Fund may invest in a company that scores poorly on ESG factors if it scores well on other criteria. ESG factors may not be considered for every investment decision.

COMMENT 12:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Principal Investment Strategy” section for the Fund states that “convertible securities include corporate bonds, preferred stocks and other types of securities that are convertible into common stock or its equivalent value.” Please delete the phrase “other types of securities,” and any similar vague terms, from the principal investment strategy description for the Fund and confirm that the Fund is in compliance with Item 4(a) of Form N-1A.

Response:

The Registrant has incorporated this comment by revising the disclosure as follows:

“These convertible securities include corporate bonds~~,~~ and preferred stocks ~~and other types of securities~~ that are convertible into common stock or its equivalent value.”

Additionally, the Registrant confirms that the Fund is in compliance with Item 4(a) of Form N-1A.

COMMENT 13:

(Prospectus – Fund Summary – Principal Investment Strategy)

The Staff feels that the disclosure describing the Subadviser’s investment approach for the Fund is jargon-laden and vague. Please revise this disclosure to describe the Subadviser’s investment approach in plain English.

Response:	The Registrant has incorporated this comment by revising the disclosure as set forth in the screenshot below:

February 21, 2023 Page 7

Principal Investment Strategy

Under normal market conditions, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in a diversified portfolio of convertible securities.

Convertible securities are “hybrid” securities that possess both fixed income and equity characteristics. These convertible securities include corporate bonds~~,~~; and preferred stocks ~~and other types of securities~~ that are convertible into common stock or its equivalent value. A convertible security generally performs more like a common stock when the price of the underlying stock is closer to or above the conversion price because it is more likely that the convertible security will be converted into stock. A convertible security generally performs more like a bond when the price of the underlying stock is well below the conversion price because it is more likely that the convertible security will mature without being converted. While the Fund has broad discretion to invest in all types of convertible securities, the Fund ~~focuses primarily on investments~~primarily invests in convertible bonds, which may be unrated, or may have ratings assigned by credit rating agencies, including below investment-grade ratings (known as “junk bonds”). To assess the quality of unrated securities, the Subadviser evaluates an issuer’s probability of default using a proprietary default probability model that considers multiple variables, including capital structure of the firm, asset volatility, and annual cash outflows of interest and dividend payments. The Fund invests primarily in U.S. dollar denominated securities, including those of foreign issuers; however, the Fund may invest in securities denominated in other currencies.

The Subadvisor follows a structured investment process based on the testing of investment hypotheses using historical data. The Subadvisor’s investment process utilizes proprietary quantitative models to produce investment recommendations. The Subadvisor’s portfolio management team retains discretion with respect to all investment decisions. The Subadvisor generates proprietary insights based on its experience and reasoned intuition to form an investment hypothesis. Insights are a means to express isolated drivers of returns that the Subadvisor believes are likely to generate excess returns over time.

~~The Subadvisor follows a structured investment process based on the testing of investment hypotheses using historical data. The Subadvisor’s investment process utilizes proprietary quantitative models to produce investment recommendations. The Subadviser’s portfolio management team retains discretion with respect to all investment decisions. The Subadviser generates properietary insights based on its exp~~e~~rience and reasoned intuition to form an investment hypothesis.~~ Using historical market data, the ~~Subadviser~~Subadvisor back-tests each investment hypothesis to determine whether actual observations appear consistent with the hypothesis over time. ~~The Subadviser’s back testing process involves the development of research parameters, internal peer review, and consideration of a wide range of analyses.~~ Insights are weighted in the ~~Subadviscr~~Subadvisor’s models according to their deemed strength in predicting returns, as determined by the ~~Subadviser~~Subadvisor through this testing process. In managing the Fund, the ~~Subadvi~~s~~er~~Subadvisor will rely on insights that seek to target ~~idiosyneratic~~ company ~~and security~~ specific risk, which form the basis of security selection decisions and assess metrics such as company strength, company outlook, and valuation. The ~~Subadviser~~Subadvisor’s models consider data from multiple sources, including issuer specific information such as company cash flow, default risk, earnings expectations, and price volatility.

The ~~Subadv~~i~~ser~~Subadvisor expects that the majority of the Fund’s total returns will be generated from security selection of convertible securities. ~~Posit~~i~~ons a~~r~~e sized based on an optimization which aims to effectively translate the insights gleaned from the Subadviser’s proprietary models into portfolio positions.~~ The ~~Subadviser~~Subadvisor’s optimization process seeks to maximize total returns while minimizing expected risk and transaction costs. The ~~Subadviser~~Subadvisor measures risk at the portfolio level and on each instrument. ~~Furthermore, concentration risk is minimized by capping exposures based on internal limits for s~~i~~ngle issuer and single issue positions.~~ The ~~Subadvi~~s~~er~~Subadvisor conducts performance measurement and risk analysis to seek to validate the accuracy of the investment process with the aim of achieving continuous improvement over time.

February 21, 2023 Page 8

COMMENT 14:

(Prospectus – Fund Summary – Annual Fund Operating Expenses)

Please supplementally explain why the operating expenses of the Fund are decreasing. Please clarify the fee waiver arrangement in place in the response letter and highlight in the response that the fee waiver is set to expire at the end of February 2023. Please also explain how the Fund’s lack of fee waiver recoupment rights impacts its overall operating expenses.

Response:

The operating expenses for the Fund are decreasing because the Adviser is reducing the management fee in connection with the subadviser change. The fee waiver arrangement currently in place will expire on February 28, 2023. However, the reduction in the management is larger than the fee waiver, leading to a net decrease in operating expenses as of the effective date of the subadviser change.

The Adviser lacks fee waiver recoupment rights under the terms of its fee waiver arrangement with the Fund. Were a fee waiver to be implemented, the Adviser would not be able to recoup any portion of its fees waived under such an agreement. Accordingly, the operating expenses would not be higher than what is stated as a result of a recoupment arrangement.

COMMENT 15:

(Prospectus – Fund Summary – Principal Investment Strategy)

The principal investment strategy disclosure for the Fund states that “the Fund focuses primarily on investments in convertible bonds.” Please delete the word “focuses” and revise as “the Fund primarily invests in convertible bonds.”

Response:	The Registrant confirms that it has revised the disclosure as suggested.

COMMENT 16:

(Prospectus – Fund Summary – Principal Investment Strategy)

To the extent market capitalization is a relevant factor to the Fund’s principal investment strategy, please describe its relevance and include attendant Item 4 risk disclosure.

February 21, 2023 Page 9

Response:	The Registrant notes that market capitalization is not a factor in the Fund’s principal investment strategy.

COMMENT 17:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please confirm if the Fund invests in contingent convertible securities (“CoCos”). If it does, please state so in plain English and add corresponding Item 4 risk disclosure. Please supplementally inform the Staff of whether the Fund intends to invest or currently invests in CoCos and, if it currently invests in CoCos, the size of its CoCos holdings.

Response:	The Registrant confirms that the Fund does not intend to invest in CoCos.

COMMENT 18:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please include a description of any applicable credit quality investment parameters in the “Principal Investment Strategy” section for the Fund. For example, if the Fund may or may not invest in junk bonds, please state this explicitly in plain English.

Response:

The Registrant notes that the following disclosure is included in the Principal Investment Strategy:

“Credit Quality: The Fund invests primarily in convertible securities, which may be unrated, or may have ratings assigned by credit rating agencies~~,~~ including below investment-grade ratings. The Subadvisor does not target a given weighted average portfolio quality; this varies from time to time, depending on the level of assets allocated to such securities.”

The Registrant has revised the first reference to below investment-grade securities to include a reference to “junk bonds.”

COMMENT 19:	(Prospectus – Fund Summary – Principal Investment Strategy) Please describe how the quality of unrated securities is assessed in the “Principal Investment Strategy” section for the Fund.

February 21, 2023 Page 10

Response:

The Registrant has incorporated this comment by including the following disclosure in the Fund’s “Principal Investment Strategy” section:

“To assess the quality of unrated securities, the Subadviser evaluates an issuer’s probability of default using a proprietary default probability model that considers multiple variables, including capital structure of the firm, asset volatility, and annual cash outflows of interest and dividend payments.”

COMMENT 20:

(Prospectus – Fund Summary – Principal Investment Strategy and Principal Risks)

Please clarify the Fund’s strategy as it relates to investment in foreign issuers. The Staff notes that the “Principal Investment Strategy” section states that “[t]he Fund invests primarily in U.S. dollar denominated securities, including those of foreign issuers; however, the Fund may invest in securities denominated in other currencies.” In addition, the Fund’s Item 4 risk disclosure states that the Fund “may” invest in foreign issuers. Please specify the types of foreign securities in which the Fund invests and, if applicable, state that the Fund is investing in foreign issuers. Please describe the Fund’s allocation policy with respect to domestic versus foreign issuers, if applicable. Please supplementally confirm to the Staff if the Fund invests in foreign securities.

Response:	The Registrant notes that the types of foreign securities in which the Fund may invest are convertible securities and are therefore consistent with the types of investments disclosed in the “Principal Investment Strategy” section. Accordingly, the Registrant does not believe the further detail is needed regarding the type of foreign investments in which the Fund invests. Furthermore, the Registrant notes that the Fund does not have a specific policy with respect to the allocation of investment in domestic versus foreign issuers. Accordingly, the Registrant believes that the strategy and risk disclosure are accurate based on the Fund’s anticipated investment in foreign issuers following implementation of the subadviser change.

COMMENT 21:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please confirm that ESG factors are no longer part of the Fund’s principal investment strategy. If accurate, please confirm that the Item 9 section does not state otherwise.

February 21, 2023 Page 11

Response:

The Registrant confirms that the Subadviser does not explicitly consider ESG factors as part of the Fund’s principal investment strategy.

The Registrant has further incorporated this comment by revising the disclosure under the “Principal Investments” subsection under the “Additional Information about the Funds’ Investments” section as follows:

“More detailed descriptions of certain of the main risks and additional risks of certain of the Funds are described below.”

In addition, the Registrant has added the following disclosure at the beginning of the “ESG Integration” subsection:

As stated in the Fund Summary, the Subadvisers for certain Funds incorporate environmental, social and/or governance (“ESG”) considerations in their investment processes.

COMMENT 22:

(Prospectus – Fund Summary – Principal Investment Strategy and Principal Risks)

The most recent annual report for the Fund indicates that more than 10% of its portfolio is invested in the following sectors: Information Technology, Healthcare, Consumer Discretionary and Communication Services. Given these investments, please add attendant Item 4 principal investment strategy and risk disclosures concerning sector investing and risk or explain to the staff why it is not warranted here. Additionally, if the Fund has a designated 20% basket for its principal investment strategy, please disclose in the Item 4 “Principal Investment Strategy” section and indicate which securities would be held in this 20% basket. Further, please include disclosure explaining how the Subadviser decides which securities it purchases and sells.

Response:	The Registrant respectfully declines to incorporate this comment. The Registrant notes that the most recent annual report was filed while the Fund was managed by Shenkman Capital Management, Inc. BlueCove, the Fund’s new subadviser, does not have a policy with respect to sector allocation. Additionally, the Fund’s investment strategy is intended to provide the Fund’s subadviser with the investment flexibility to pursue investment ideas within

February 21, 2023 Page 12

or across sectors. The Fund’s Subadviser focuses primarily on the attractiveness of individual companies across sectors rather than on the attractiveness of particular sectors. It is normally as a result of individual security selection decisions that the Fund may hold a larger percentage of investments focused in a particular sector. As the Subadviser’s view of the relative attractiveness of individual issues changes over time, a Fund’s weighting in particular sectors would change over time. Accordingly, the Registrant does not feel it would be appropriate to identify the specific sectors in the “Principal Investment Strategy” and/or “Principal Risks” sections in the Fund’s prospectus.

Further, the Fund does not utilize its 20% basket as part of its principal investment strategy. In addition, the Registrant believes that the disclosure adequately reflects the Subadviser’s investment process. Therefore, the Registrant feels that additional disclosure is not necessary.

COMMENT 23:

(Prospectus – Fund Summary – Principal Risks)

The principal risks disclosures included in the “Principal Risks” section for the Fund are arranged in alphabetical order. Please rearrange to highlight the risks that are potentially most impactful to the Fund’s net asset value (“NAV”), yield and total return.

Response:	The Registrant respectfully notes that that the most potentially impactful risk factors to the Fund’s NAV, yield and total return are listed first followed by the remaining risk factors in alphabetical order.

COMMENT 24:

(Prospectus – Fund Summary – Principal Investment Strategy and Principal Risks)

Please revise the Convertible Securities Risk disclosure for the Fund to be more specific with respect to the Fund’s attendant investments in convertible bonds. Please specifically describe the risks associated with the Fund’s particular holdings. Additionally, the “Principal Investment Strategy” section currently states that “[t]he Subadviser expects that the majority of the Fund’s total returns will be generated from security selection of convertible securities positions.” Please revise the use of the word “expects” to state what the Fund is actually invested in, where applicable. Furthermore, the disclosure states that the Fund is not allowed to concentrate. If this is true, please remove the statement “concentration risk is minimized by capping exposures based on internal limits for single issuer and single issue positions.”

February 21, 2023 Page 13

Response:

The Registrant has incorporated this comment, in part, by revising the disclosure as follows:

“Convertible Securities Risk: Convertible securities have investment characteristics of both equity and debt securities. Investments in convertible securities are subject to risks associated with debt instruments, including interest rate and credit risk. The values of convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to many of the same risks as investing in common stock. Convertible securities generally tend to be of lower credit quality~~, and the value of a convertible security generally increases and decreases with the value of the underlying common stock, but may also be sensitive to changes in interest rates~~. A convertible security may also be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party, which could result in a loss to the Fund. Additionally, the Fund could lose money if the issuer of a convertible security is unable to meet its financial obligations or declares bankruptcy.”

The registrant confirms that the Fund is not permitted to concentrate and has removed the relevant statement.

The Registrant respectfully declines the request to revise the use of the word “expects” in the sentence referenced above. This is a statement of how the Fund allocates its investments; it is not a statement of what the Fund is actually invested in. Furthermore, the existing disclosure indicates what the Fund is actually invested in by stating “the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in a diversified portfolio of convertible securities.”

February 21, 2023 Page 14

COMMENT 25:

(Prospectus – Fund Summary – Principal Risks)

The Item 4 risk factors listed for Harbor Global Leaders Fund contain a risk factor titled “Geographic Concentration Risk.” Please revise as to not use the term “concentration risk.”

Response:	The Registrant has incorporated this comment by revising the disclosure as follows: “Geographic ~~Concentration~~Focus Risk”

COMMENT 26:

(Prospectus – Fund Summary – Principal Risks)

The Item 4 risk factors listed for Harbor International Small Cap Fund contain a risk factor titled “Geographic Concentration Risk.” Please revise as to not use the term “concentration risk.”

Response:	The Registrant has incorporated this comment by revising the disclosure as follows: “Geographic ~~Concentration~~Focus Risk”

COMMENT 27:

(Prospectus – Additional Information about the Funds’ Investments – Principal Investments)

The Registrant’s disclosure under the “Foreign Securities” subsection states that “the Adviser and/or Subadviser, as applicable, may consider an issuer to be a foreign or emerging market issuer if the company has been classified by MSCI, FTSE, or S&P indices or another major index provider (as determined by the Subadviser) as a foreign or emerging market issuer.” Please delete the reference to “another major index provider.” Please include a clear recitation of how a “foreign issuer” or “emerging market issuer” is determined.

Response:	The Registrant believes that it is appropriate for the Adviser/and or Subadviser to classify an issuer as a foreign or emerging market issuer by reference to classifications made by major index providers in general, including the three specifically named. The Registrant notes that the classifications made by major index providers are likely to change over time and this method of classification therefore reflects the dynamic nature of

February 21, 2023 Page 15

markets while at the same time sufficiently limiting the discretion of the Adviser and/or Subadviser to determine what is an emerging market or foreign issuer. Furthermore, the Registrant feels that the existing disclosure clearly states how an issuer is deemed a foreign or emerging market issuer. For these reasons, the Registrant respectfully declines to incorporate this comment.

COMMENT 28:

(Prospectus – Additional Information about the Funds’ Investments – Principal Investments)

The Registrant’s disclosure under the “Foreign Securities” subsection states that the “Adviser and/or Subadviser may consider an issuer to be a foreign or emerging market issuer if a company derives a substantial portion of its total revenue . . . in one or more foreign or emerging market countries . . . .” Please define “substantial portion.”

Response:	The Registrant does not apply a specific percentage to the “substantial portion” tests. Rather, an analysis is undertaken based on the facts and circumstances to determine whether a company’s source of revenues or location of assets indicates an economic tie to a particular country.

COMMENT 29:

(Prospectus – Additional Information about the Funds’ Investments – Principal Investments)

The Registrant’s disclosure under the “Foreign Securities” subsection states that “the Adviser and/or Subadviser, as applicable, may consider an issuer to be a foreign or emerging market issuer if the Subadviser and/or Adviser, as applicable, otherwise determines an issuer to be a foreign or emerging market issuer in its discretion based on any other factors relevant to a particular issuer.” The Staff feels that this disclosure is vague and overly broad. Please revise to state specially how the determination that an issuer is a foreign or emerging market issuer would be made.

Response:	The Registrant respectfully declines to make the proposed change. The Registrant does not believe it is possible to foresee and/or list all factors that might be relevant to the determination of whether a particular issuer is a foreign or emerging markets issuer. Accordingly, this language provides discretion to consider factors other than those listed where it is appropriate to

February 21, 2023 Page 16

do so. The Registrant recognizes that any discretion to determine that an issuer is a foreign or emerging markets issuer is not unfettered and is mindful of Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), which makes it “unlawful for any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.”

COMMENT 30:

(Prospectus – Additional Information about the Funds’ Investments – Principal Investments)

The Registrant’s disclosure under the “Foreign Securities” subsection states that “[c]ertain companies which are organized under the laws of a foreign or emerging market country may nevertheless be classified by a Subadviser and/or Adviser, as applicable, as a domestic issuer.” Please state what criteria are used to determine that an issuer organized under the laws of foreign or emerging country is a domestic issuer.

Response:	The Registrant respectfully notes that the existing disclosure describes the circumstances under which an issuer organized under the laws of a foreign or emerging market country may be classified as a domestic issuer. The disclosure states that this determination may occur “when the company’s economic fortunes and risks are primarily linked to the U.S. and the company’s principal operations are conducted from the U.S. or when the company’s equity securities trade principally on a U.S. stock exchange.” For this reason, the Registrant respectfully declines to incorporate this comment.

COMMENT 31:

(Prospectus – Additional Information about the Funds’ Investments – Principal Investments)

Please identify within the “ESG Integration” subsection examples of ESG criteria that are used by Subadvisers in their investment processes. Additionally, please consider revising the disclosure under this subsection so that it does not apply to all Harbor Funds.

Response:	The Registrant believes the disclosure, including the level of detail, is appropriate as drafted. The Registrant respectfully notes that the funds do not hold themselves out as ESG-focused funds and that ESG factors are among many factors that a Subadviser considers when evaluating an investment.

February 21, 2023 Page 17

Accordingly, the Registrant does not believe it is appropriate to overemphasize the ESG-related factors relative to other factors a Subadviser considers as part of its investment process.

COMMENT 32:

(SAI – Investment Policies – Derivative Instruments)

Please revise the disclosure concerning the use of derivatives instruments to state the name of the rule adopted by the Commission (Rule 18f-4 under the 1940 Act). Further, with respect to Rule 18f-4, the disclosure currently in place is general. Please revise to indicate how the Funds are in compliance with Rule 18f-4 and remove general descriptions of Rule 18f-4.

Response:	The Registrant has updated the disclosure to refer to Rule 18f-4. The Registrant respectfully declines to revise the disclosure further as the Registrant believes that how the Fund complies with the Rule does not provide information than an investor would need to evaluate the Fund.

COMMENT 33:	(SAI – Investment Policies – Derivative Instruments) Please supplementally explain the key elements of the Registrant’s derivatives risk management program.

Response:	The Registrant notes that all series of the Registrant are limited derivatives users under Rule 18f-4. The Registrant confirms that the Funds comply with the Rule 18f-4 requirements applicable to limited derivatives users.

COMMENT 34:

(SAI – Investment Restrictions – Fundamental Investment Restrictions)

The Registrant’s disclosure states that “For purposes of [the Funds’ investment restriction on investing 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry] each Fund will consider concentration to be the investment of more than 25% of the value of its total assets in any one industry. . . . [P]rivately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry.” The Staff does not take this position. Please revise this disclosure accordingly, as the Staff feels it is incorrect to exclude mortgage-backed securities (“MBS”) from the context of concentration risk in a certain industry.

February 21, 2023 Page 18

Response:	The Registrant notes that a commonly accepted understanding of an industry is an aggregation of companies which produce or provide similar products or services, respectively. MBS do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant further notes generally that obligations issued or guaranteed by the U.S. government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. The Fund treats MBS that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those MBS is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the MBS. As a result, the identity of the issuer of those securities is not relevant from an economic perspective. For these reasons, the Registrant respectfully declines to revise the disclosure.

COMMENT 35:	(SAI – The Adviser and Subadvisers – Advisory Fees) Please update the table displaying the contractual advisory fee rates and advisory fees paid and the fees paid to the Adviser by the Subadvisers.

Response:	The Registrant confirms that the table will be updated in its 485(b) filing.

COMMENT 36:

(SAI – The Adviser and Subadvisers – The Subadvisers)

Please note the Staff considers subadvisory fees to be fees payable by a fund. Please disclose the fee rates payable to the Subadvisers per Item 19(a)(3) of Form N-1A.

Response:	The Registrant respectfully notes that Item 19(a)(3), by its terms, requires disclosure of the “advisory fee payable by the Fund” (emphasis added). As disclosed in the SAI, each subadviser is paid by the Adviser, and thus the

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subadvisory fees are not paid by the Fund. Accordingly, based on a plain reading of Form N-1A, disclosure of the subadvisory fee rate is not required. For this reason, the Registrant respectfully declines to incorporate this comment.

COMMENT 37:

(SAI – The Adviser and Subadvisers – Subadvisory Fees)

Please revise the text leading into the subadvisory fee table to read “[t]he fees paid by the Adviser to each Subadviser for the past three fiscal years are set forth in the table below.”

Response:	The Registrant has incorporated this comment by revising the disclosure as follows: “The fees paid by the Advisor to each Subadvisor for the past three fiscal years are set forth in the table below.”

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7165.

Sincerely,

/s/ Edwin Batista
Edwin Batista

Cc:	Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Meredith Dykstra, Esq.

Harbor Funds

Christopher P. Harvey, Esq.

Stephanie A. Capistron

Dechert LLP